Goldman Sachs Financial Markets, L.P.

Statement of Financial Condition
as of December 31, 2020

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SEC FILE NUMBER
8-51753

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

This report* contains (check all applicable boxes):

☒ (a) Facing page

☒ (b) Statement of financial condition

☐ (c) Statement of earnings

☐ (d) Statement of changes in partners' capital

☐ (e) Statement of changes in subordinated borrowings

☐ (f) Statement of cash flows

☐ (g) Computation of net capital pursuant to Rule 15c3-1

☐ (h) Computation for determination of Reserve Requirements pursuant to Rule 15c3-3

☐ (i) Information relating to the possession or control requirements under Rule 15c3-3

☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3

☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

☐ (l) An Oath or affirmation

☐ (m) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
STATEMENT OF FINANCIAL CONDITION

INDEX



Report of Independent Auditors

To the Partners of Goldman Sachs Financial Markets, L.P.:

We have audited the accompanying statement of financial condition of Goldman Sachs Financial Markets, L.P. (the "Company") as of December 31, 2020.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error.

In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. as of December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2021

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
Statement of Financial Condition

$ in thousands		As of December 2020
Assets		
Cash	$	47,990
Collateralized agreements:		
Securities purchased under agreements to resell (at fair value)		1,110,134
Receivables:		
Brokers, dealers and clearing organizations		528,284
Customers and counterparties		39,906
Financial instruments owned (at fair value and includes **$414,514** pledged as collateral)		1,197,583
Other assets		2,469
Total assets	$	2,926,366
Liabilities and partners' capital		
Collateralized financings:		
Securities loaned	$	414,514
Other secured financings (at fair value)		601,263
Payables:		
Brokers, dealers and clearing organizations		6,699
Customers and counterparties		173,263
Financial instruments sold, but not yet purchased (at fair value)		941,655
Unsecured short-term borrowings		298,588
Other liabilities		1,570
Subordinated borrowings		365,000
Total liabilities		2,802,552
Commitments, contingencies and guarantees		
Partners' capital		
Partners' capital		123,814
Total liabilities and partners' capital	$	2,926,366

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.
Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), is a limited partnership which is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC). The firm is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13. The firm facilitates client transactions and makes markets in eligible OTC derivative instruments.

Note 2.
Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2020 refer to the date December 31, 2020. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.
Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Note 4 for policies on fair value measurements. All other significant accounting policies are either described below or included in the following footnotes:

Fair Value Measurements	Note 4
Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased	Note 5
Cash Instruments	Note 6
Derivatives and Hedging Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Unsecured Borrowings	Note 10
Subordinated Borrowings	Note 11
Commitments, Contingencies and Guarantees	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Legal Proceedings	Note 16

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations), and provisions for losses that may arise from tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Liabilities at Fair Value.
Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. See Note 4 for further information about fair value measurements.

Cash
Cash included cash and due from banks of $9.0 million and interest-bearing deposits with banks of $39.0 million as of December 2020.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. As of December 2020, substantially all of these receivables consisted of margin held with an affiliate. As these receivables generally do not give rise to material credit risk for the firm, no allowance for credit losses is held against them. As these receivables and payables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 through 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2020.

Notes to Statement of Financial Condition

Receivables from Customers and Counterparties

Receivables from customers and counterparties primarily consist of collateral posted in connection with certain derivative transactions. These receivables are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. As these receivables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 through 8. Had these receivables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2020. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of collateral received in connection with certain derivative transactions. These payables are accounted for at cost plus accrued interest, which generally approximates fair value. As these payables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 through 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2020. Interest on payables to customers and counterparties is recognized over the life of the transaction.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors, including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of setoff exists under an enforceable netting agreement.

In the statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the statement of financial condition, securities purchased under agreements to resell (resale agreements) and securities loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting assets and liabilities.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Recent Accounting Developments

Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform – Facilitation of the Effects of Reference Rate Reform on Financial Reporting." This ASU provides optional relief from applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. In addition, in January 2021 the FASB issued ASU No. 2021-01 "Reference Rate Reform – Scope," which clarified the scope of ASC 848 relating to contract modifications. The firm adopted these ASUs upon issuance and elected to apply the relief available to certain modified derivatives. The adoption of these ASUs did not have a material impact on the firm's statement of financial condition.

Notes to Statement of Financial Condition

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and liabilities may require valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

The valuation techniques and nature of significant inputs used to determine the fair value of the firm's financial instruments are described below. See Notes 5 through 8 for further information about significant unobservable inputs used to value level 3 financial instruments.

Valuation Techniques for Cash Instruments

Level 1. Level 1 cash instruments include actively traded listed equity securities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets. The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2. Level 2 cash instruments include other debt obligations. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3. Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., discounted cash flow models, correlation models and models that incorporate option pricing methodologies, such as Monte Carlo simulations).

Notes to Statement of Financial Condition

Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs.

Level 1. Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2. Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), measures of volatility and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3. Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

Valuation Techniques and Significant Inputs for Other Financial Instruments at Fair Value

In addition to cash instruments and derivatives, the firm accounts for certain of its other financial assets and liabilities at fair value under the fair value option. Such instruments include resale agreements and other secured financings. These instruments are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified in level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality. The significant inputs used to value the firm's other financial instruments are described below.

Resale Agreements. The significant inputs to the valuation of resale agreements are funding spreads, the amount and timing of expected future cash flows and interest rates.

Other Secured Financings. The significant inputs to the valuation of other secured financings are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. See Note 9 for further information about other secured financings.

Financial Assets and Liabilities at Fair Value

The table below presents financial assets and liabilities accounted for at fair value.

$ in thousands	As of December 2020
Total level 1 financial assets	$ 1,024,114
Total level 2 financial assets	2,477,671
Total level 3 financial assets	11,726
Counterparty and cash collateral netting	(1,205,794)
Total financial assets at fair value	**$ 2,307,717**
Total assets	$ 2,926,366
Total level 3 financial assets divided by:	
Total assets	0.40%
Total financial assets at fair value	0.51%
Total level 1 financial liabilities	$ 529,910
Total level 2 financial liabilities	1,870,033
Total level 3 financial liabilities	11,726
Counterparty and cash collateral netting	(868,751)
Total financial liabilities at fair value	**$ 1,542,918**
Total liabilities	$ 2,802,552
Total level 3 financial liabilities divided by:	
Total liabilities	0.42%
Total financial liabilities at fair value	0.76%

Notes to Statement of Financial Condition

In the table above:

- Counterparty netting among positions classified in the same level is included in that level.

- Counterparty and cash collateral netting represents the impact on derivatives of netting across levels.

Note 5.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

Financial instruments owned and financial instruments sold, but not yet purchased include cash instruments and derivatives primarily held in connection with the firm's market-making or risk management activities. These assets and liabilities are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP.

The table below presents a summary of financial instruments owned and financial instruments sold, but not yet purchased.

	As of December 2020	
	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
$ in thousands		
Cash instruments	$ 1,145,470	$ 529,912
Derivatives	52,113	411,743
Total	$ 1,197,583	$ 941,655

See Note 6 for further information about cash instruments and Note 7 for further information about derivatives.

Note 6.

Cash Instruments

Cash instruments consists of instruments primarily held in connection with the firm's risk management or market-making activities. These instruments are accounted for at fair value.

Fair Value of Cash Instruments by Level

The table below presents cash instruments by level within the fair value hierarchy.

	As of December 2020			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$1,024,114	$ –	$ 2	$1,024,116
Other debt obligations	–	121,354	–	121,354
Total	$1,024,114	$ 121,354	$ 2	$1,145,470
Liabilities				
Equity securities	$ (529,910)	$ –	$ (2)	$ (529,912)
Total	$ (529,910)	$ –	$ (2)	$ (529,912)

In the table above, cash instrument assets are shown as positive amounts and cash instrument liabilities are shown as negative amounts.

See Note 4 for an overview of the firm's fair value measurement policies and the valuation techniques and significant inputs used to determine the fair value of cash instruments.

Note 7.

Derivatives and Hedging Activities

Derivative Activities
Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. The firm's OTC derivatives are bilateral contracts between two counterparties (bilateral OTC).

Market Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this role, the firm typically acts as principal and is required to commit capital to provide execution, and maintains market-making positions in response to, or in anticipation of, client demand.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making activities.

Notes to Statement of Financial Condition

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.

- **Swaps.** Contracts that require counterparties to exchange cash flows, such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments or indices.

- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets are included in financial instruments owned and derivative liabilities are included in financial instruments sold, but not yet purchased.

The tables below present the gross fair value and the notional amounts of derivative contracts by major product type, the amounts of netting in the statement of financial condition, as well as collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.

	As of December 2020	
	Derivative	Derivative
$ in thousands	Assets	Liabilities
Not accounted for as hedges		
Equities - bilateral OTC	$ 3,904,335	$ 3,926,922
Total gross fair value	$ 3,904,335	$ 3,926,922
Offset in the statement of financial condition		
Counterparty netting	$ (2,646,428)	$ (2,646,428)
Cash collateral	(1,205,794)	(868,751)
Total amounts offset	$ (3,852,222)	$ (3,515,179)
Included in the statement of financial condition		
Bilateral OTC	$ 52,113	$ 411,743
Total	$ 52,113	$ 411,743
Not offset in the statement of financial condition		
Cash collateral	$ –	$ (1,370)
Total	$ 52,113	$ 410,373

	Notional Amounts as of
$ in thousands	December 2020
Equities - bilateral OTC	$ 69,905,588
Total notional amounts	$ 69,905,588

In the tables above:

- Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure.

- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

- Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

- Total gross fair value of derivatives included derivative assets of $16.7 million and derivative liabilities of $16.6 million which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

Fair Value of Derivatives by Level
The table below presents derivatives on a gross basis by level and product type, as well as the impact of netting.

	As of December 2020			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ –	$ 3,878,772	$ 25,563	$ 3,904,335
Gross fair value	–	3,878,772	25,563	3,904,335
Counterparty netting in levels	–	(2,632,589)	(13,839)	(2,646,428)
Subtotal	$ –	$ 1,246,183	$ 11,724	$ 1,257,907
Cash collateral netting				(1,205,794)
Net fair value				$ 52,113
Liabilities				
Equities	$ –	$ (3,901,359)	$ (25,563)	$ (3,926,922)
Gross fair value	–	(3,901,359)	(25,563)	(3,926,922)
Counterparty netting in levels	–	2,632,589	13,839	2,646,428
Subtotal	$ –	$ (1,268,770)	$ (11,724)	$ (1,280,494)
Cash collateral netting				868,751
Net fair value				$ (411,743)

Notes to Statement of Financial Condition

In the table above:

- Gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.

- Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in counterparty netting in levels.

- Derivative assets are shown as positive amounts and derivative liabilities are shown as negative amounts.

See Note 4 for an overview of the firm's fair value measurement policies and the valuation techniques and significant inputs used to determine the fair value of derivatives.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in Group Inc.'s credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a Group Inc. downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of Group Inc. at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents information about net derivative liabilities under bilateral agreements (excluding collateral posted) and the fair value of collateral posted. No additional collateral or termination payments could have been called at the reporting date by counterparties in the event of a one-or two-notch downgrade in Group Inc.'s credit ratings.

$ in thousands	As of December 2020
Net derivative liabilities under bilateral agreements	$ 286,229
Collateral posted	$ 84,220

Note 8.
Fair Value Option

Other Financial Assets and Liabilities at Fair Value
In addition to financial instruments owned and financial instruments sold, but not yet purchased, the firm accounts for certain of its other financial assets and liabilities at fair value under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis; and

- Mitigate volatility in earnings from using different measurement attributes.

Other financial assets and liabilities accounted for at fair value under the fair value option include:

- Resale agreements; and

- Other secured financings.

Fair Value of Other Financial Assets and Liabilities by Level
Other financial assets consists of $1.11 billion of resale agreements and other financial liabilities consists of $601.3 million of other secured financings, all of which are accounted for at fair value under the fair value option and were classified in level 2 within the fair value hierarchy as of December 2020.

See Note 4 for an overview of the firm's fair value measurement policies and the valuation techniques and significant inputs used to determine the fair value of financial assets and liabilities.

Note 9.
Collateralized Agreements and Financings

Collateralized agreements are resale agreements. Collateralized financings are securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

Resale Agreements
A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

Notes to Statement of Financial Condition

Even though resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be resold before or at the maturity of the agreement. The financial instruments purchased in resale agreements typically include U.S. government and agency obligations.

The firm receives financial instruments purchased under resale agreements. To mitigate credit exposure, the firm monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

The firm enters into all of its resale agreements with Goldman Sachs & Co. LLC (GS&Co.).

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm makes delivery of securities loaned. To mitigate credit exposure, the firm monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral received plus accrued interest. As these agreements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such agreements approximates fair value. As these agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these agreements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2020.

The firm enters into all of its securities loaned transactions with GS&Co.

Offsetting Arrangements

The table below presents resale agreements and securities loaned transactions included in the statement of financial condition, as well as the amounts not offset in the statement of financial condition.

	As of December 2020	
	Assets	Liabilities
	Resale	Securities
$ in thousands	agreements	loaned
Included in the statement of financial condition		
Gross carrying value	$ 1,110,134	$ 414,514
Total	1,110,134	414,514
Amounts not offset		
Collateral	(1,084,498)	(414,514)
Total	$ 25,636	$ –

In the table above:

- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

- Amounts not offset includes the fair value of collateral received or posted subject to enforceable credit support agreements.

- The collateral pledged for securities loaned is equity securities.

- Resale agreements are carried at fair value under the fair value option. See Note 4 for further information about the valuation techniques and significant inputs used to determine fair value.

Other Secured Financings

In addition to securities loaned transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments as collateral in these transactions. These other secured financings consist of structured financing arrangements.

The firm has elected to apply the fair value option to all other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

As of December 2020, the firm had $601.3 million of other secured financings, of which $590.9 million matures in less than one year and $10.4 million matures in 2023.

Notes to Statement of Financial Condition

Collateral Received and Pledged

The firm receives cash and securities (e.g., corporate obligations) as collateral, primarily in connection with resale agreements and derivative transactions. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into securities loaned transactions, primarily in connection with secured financing activities.

The firm also pledges certain financial instruments owned in connection with securities loaned transactions to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged.

$ in thousands	As of December 2020
Collateral available to be delivered or repledged	$ 1,110,129
Collateral that was delivered or repledged	$ 281,896

The table below presents information about assets pledged.

$ in thousands	As of December 2020
Financial instruments owned pledged to counterparties that:	
Had the right to deliver or repledge	$ 414,514
Did not have the right to deliver or repledge	$ −

Note 10.

Unsecured Borrowings

Unsecured Short-Term Borrowings

The firm's unsecured short-term borrowings outstanding as of December 2020 were $298.6 million. The firm obtains unsecured short-term borrowings primarily from Group Inc. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. As these unsecured short-term borrowings are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2020.

Note 11.

Subordinated Borrowings

As of December 2020, the firm had outstanding borrowings of $100.0 million from Group Inc. under a subordinated loan agreement, maturing in 2022. In addition, the firm had a $440.0 million revolving subordinated loan agreement with Group Inc., maturing in 2023. As of December 2020, $265.0 million was outstanding.

The interest rate on these subordinated loan agreements was London Interbank Offered Rate (LIBOR) plus 0.75% per annum. The carrying value of these borrowings approximates fair value. As these subordinated loan agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2020.

In January 2021, the firm replaced these agreements with a new $100.0 million subordinated loan agreement with Group Inc., which matures in 2023, and a new $440.0 million revolving subordinated loan agreement with Group Inc., which also matures in 2023. Amounts borrowed under these subordinated loan agreements bear interest at the Secured Overnight Financing Rate plus 3.23% per annum. The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.

Commitments, Contingencies and Guarantees

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with GS&Co., as required under Regulation T of the Federal Reserve. As of December 2020, Group Inc. posted $757.2 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co., the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Notes to Statement of Financial Condition

Note 13.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

The table below presents assets and liabilities with affiliates.

$ in thousands	As of December 2020
Assets	
Collateralized agreements:	
Resale agreements	$ 1,110,134
Receivables:	
Brokers, dealers and clearing organizations	528,134
Customers and counterparties	16,630
Financial instruments owned	75,882
Other assets	86
Total	**$ 1,730,866**
Liabilities	
Collateralized financings:	
Securities loaned	$ 414,514
Other secured financings	58,734
Payables:	
Brokers, dealers and clearing organizations	6,699
Customers and counterparties	7,362
Unsecured short-term borrowings	298,588
Other liabilities	3
Subordinated borrowings	365,000
Total	**$ 1,150,900**

In the table above, financial instruments owned consists of derivative contracts with affiliates.

The firm receives operational, administrative and management support from GS&Co. under a service agreement.

The firm enters into certain activities with various affiliates for which it allocates revenues to, and receives revenues from, such affiliates for their participation.

Note 14.

Income Taxes

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted in March 2020. The CARES Act includes tax relief for businesses affected by the novel strain of coronavirus pandemic. The CARES Act did not have a material impact on the firm's statement of financial condition.

Provision for Income Taxes

The firm has elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. Federal and various state and local income taxes on its earnings. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal as well as consolidated or combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to a tax sharing arrangement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated or combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

As of December 2020, the firm had no deferred tax assets or liabilities. The firm had no valuation allowance to reduce deferred tax assets.

Notes to Statement of Financial Condition

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2020, the firm had an immaterial liability related to unrecognized tax benefits.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2020 and submitted an application for 2021. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. The fieldwork for tax years through 2017 has been completed. During 2020, Group Inc. reached an agreement with the IRS on certain items related to tax years through 2017, which did not have a material impact on the effective tax rate of Group Inc. or the firm. The final resolution of the audit for tax years through 2017 is not expected to have a material impact on the effective tax rate of Group Inc. or the firm. The 2018 and 2019 tax years remain subject to post-filing review.

During 2020, New York State and City examinations for Group Inc. and subsidiaries of fiscal 2011 through 2014 were completed. The resolution of these examinations did not have a material impact on the effective tax rate of Group Inc. or the firm. New York State and City examinations of 2015 through 2018 are expected to commence in 2021.

The firm believes that no liability for unrecognized tax benefits is required to be established in relation to the potential for additional assessments.

Note 15.

Credit Concentrations

The firm's concentrations of credit risk arise from market making activities and collateralized transactions and may be impacted by changes in economic, industry or political factors. These activities expose the firm to many different industries and counterparties, and may also subject the firm to a concentration of credit risk to a particular counterparty or issuer. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

Other than to GS&Co., the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets as of December 2020.

Note 16.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Notes to Statement of Financial Condition

Note 17.

Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2020, the firm had regulatory net capital, as defined, of $363.5 million, which exceeded the amount required by $343.5 million.

The U.S. Dodd Frank Wall Street Reform and Consumer Protection Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. In July 2020, the CFTC adopted final rules establishing capital requirements for swap dealers that are not subject to the capital rules of a prudential regulator, such as the FRB. The CFTC also adopted financial reporting requirements for covered swap entities and amended existing capital rules for CFTC-registered futures commission merchants to provide explicit capital requirements for proprietary positions in swaps and security-based swaps that are not cleared by a clearing organization. The firm is registered as a "swap dealer" under the U.S. Commodity Futures Trading Commission (CFTC) rules and will be subject to regulatory capital requirements beginning October 6, 2021.

SEC rules govern the registration and regulation of security-based swap dealers. The SEC adopted a number of rules and rule amendments for security-based swap dealers in 2019, including (i) capital, margin and segregation requirements, (ii) record-keeping, reporting and notification requirements, and (iii) the application of risk mitigation techniques to uncleared portfolios of security-based swaps and the cross-border application of certain security-based swap requirements. The compliance date for these SEC rules, as well as SEC rules addressing registration requirements and business conduct standards, is generally October 2021. The firm anticipates that it will register with the SEC as a security-based swap dealer and become subject to the SEC's regulations regarding security-based swaps.

Note 18.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 24, 2021, the date the statement of financial condition was issued, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.